UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                     Information Management Associates, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    456923101
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 5)

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CUSIP No. 456923 10 1                  13G                     Page 2 of 5 Pages
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     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Albert R. Subbloie, Jr.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |_|
             Not Applicable

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

                                        5       SOLE VOTING POWER
            NUMBER OF                           670,162
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         0
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             670,162
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          0

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             670,162

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.9%

    12       TYPE OF REPORTING PERSON

             IN

Item 1(a).  Name of Issuer:

     The name of the Issuer is Information Management Associates, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at One Corporate Drive, Suite 414, Shelton, CT 06484.

Item 2(a).  Name of Person Filing:

     This statement is being filed by Albert R. Subbloie, Jr.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of the Reporting Person is One Corporate Drive, Suite 414, Shelton, CT 06484.

Item 2(c).  Citizenship:

     United States of America.

Item 2(d).  Title of Class of Securities:

     This Schedule 13G statement relates to Common Stock.

Item 2(e).  CUSIP Number:

     456923 10 1

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a :

            (a) |_| Broker or dealer  registered under section 15 of the Act (15
                    U.S.C. 78o);
            (b) |_| Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c);
            (c) |_| Insurance  company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);
            (d) |_| Investment   company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e) |_| An    investment    adviser   in    accordance    with   ss.
                    240.13d-1(b)(1)(ii)(E);
            (f) |_| An employee  benefit  plan or endowment  fund in  accordance with ss. 240.13d-1(b)(1)(ii)(F);
            (g) |_| A parent  holding  company or control  person in  accordance with ss. 240.13d-1(b)(1)(ii)(G);
            (h) |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) |_| A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     This Schedule 13G statement is being filed pursuant to Rule 13d-2(b) as an amendment to an original Schedule 13G filed pursuant to Rule 13d-1(d). The original Schedule 13G was filed as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

Item 4.     Ownership.

     The Reporting Person beneficially owns 670,162 shares and has sole voting and dispositive power with respect to such shares. The Reporting Person is the President and, Chief Executive Officer and a Director of the Issuer.

Item 5.     Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by the Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     This statement has not been filed by a parent holding company.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


/s/ Albert R. Subbloie, Jr.
---------------------------
Albert R. Subbloie, Jr.